As Filed With The Securities And Exchange Commission on July 29, 2002.

File Nos. 33-25678 and 811-5702

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933   (X)

Pre-Effective Amendment No. ___   ( )

Post-Effective Amendment No. _14_   (X)

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   (X)

Amendment No. _18_   (X)

FBR American Gas Index Fund, Inc.
(Exact Name of Registrant as Specified in Charter)

4922 Fairmont Avenue, Bethesda, Maryland 20814
(Address of Principal Executive Offices) (Zip Code)

(703) 469-1040
(Registrant's Telephone Number, Including Area Code)

William Ginivan
General Counsel
Friedman, Billings, Ramsey Group, Inc.
1001 19th Street North
Arlington, VA 22209
(Name and Address of Agent for Service of Process)

Approximate Date of Commencement of the Proposed Public Offering of the Securities:

It is proposed that this filing will become effective (check appropriate box):

   ___   immediately upon filing pursuant to paragraph (b) of rule 485.
   X   on August 1, 2002 pursuant to paragraph (b) (1) (v) of rule 485.
   ___   60 days after filing pursuant to paragraph (a) (1) of rule 485.
   ___   on (date) pursuant to paragraph (a) (1) of rule 485.
   ___   75 days after filing pursuant to paragraph (a) (2) of rule 485.
   ___   on (date) pursuant to paragraph (a) (2) of rule 485.



FBR AMERICAN GAS INDEX FUND, INC.

Prospectus
August 1, 2002

As with all mutual funds, the Securities and Exchange Commission has not judged whether this Fund is a good investment or whether the information in this prospectus is adequate or accurate. Anyone who indicates otherwise is committing a Federal crime.

FBR FAMILY OF FUNDS
4922 FAIRMONT AVENUE
BETHESDA, MARYLAND 20814
888.888.0025
info@fbrfunds.com
www.fbrfunds.com

INVESTMENT ADVISER
FBR FUND ADVISERS, INC.
1001 NINETEENTH STREET NORTH
ARLINGTON, VIRGINIA 22209

DISTRIBUTOR
FBR INVESTMENT SERVICES, INC.
4922 FAIRMONT AVENUE
BETHESDA, MARYLAND 20814

ADMINISTRATOR, CUSTODIAN AND TRANSFER AGENT
FBR NATIONAL BANK & TRUST
4922 FAIRMONT AVENUE
BETHESDA, MARYLAND 20814

TABLE of CONTENTS

RISK and RETURN SUMMARY
Investments, Risks, and Performance

The following discussion is an overview of the investment objectives, principal investment strategies and related risks of the fund offered in this prospectus. More information on the investment objectives, principal investment strategies and related risks of the fund appears later in this prospectus under the heading "Investment Objectives, Principal Investment Strategies and Related Risks."

Fund Investment Objective

The investment objective of the FBR American Gas Index Fund, Inc. (the "Fund") is income and capital appreciation.

Principal Fund Investment Strategy

Designed as an index fund, the Fund intends to provide investment results that replicate the performance of the American Gas Association Stock Index ("Index"), an index maintained by the American Gas Association ("A.G.A."), a national trade association of natural gas companies. The Index consists of approximately 70 publicly traded common stocks of natural gas distribution, gas pipeline, diversified gas, and combination gas and electric companies headquartered in the United States. The stocks included in the Fund are chosen solely on the statistical basis of their weightings in the Index.

Principal Risks of Investing in the Fund

Because the Fund principally invests in the common stocks of companies with gas operations, the Fund is concentrated in a single industry and is therefore subject to risks associated with the gas industry. Among the primary risks is the competitive risk associated with the prices of alternative fuels, such as coal and oil. Weather is another risk that may affect the Fund; a warmer winter could decrease the amount of gas used by heating customers and thereby reduce the earnings of companies that comprise the Index. Additionally, the gas industry is also sensitive to increased interest rates because of the industry's capital intensive nature. Typically, a significant portion of the financing of the industry's assets is obtained through debt. As interest rates increase, such debt scheduled to be refinanced would be acquired at higher rates thereby adversely affecting earnings.

Considering these risks, there is a risk you could lose money by investing in the Fund. As with any fund, there is no guarantee that the Fund's performance will be positive over any period of time, either short-term or long-term. Also, please note that an investment in the Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Risk/Return Bar Chart and Table

The chart and table below shows the annual calendar-year returns and the performance of the Fund. The Fund commenced operations on May 10, 1989, and has a fiscal year-end of March 31. The information in the chart and the table provides some indication of the risks of investing in the Fund by showing changes in Fund performance from year to year.

The chart and the table below assume the reinvestment of dividends and distributions. Please keep in mind that how the Fund has performed in the past does not necessarily indicate how the Fund will perform in the future.



Best Quarter: 23.52%   3rd Qtr of 2000   Worst Quarter: (9.33)%   3rd Qtr of 2001

The Fund's year-to-date total return as of June 30, 2002 was (9.51)%.

AVERAGE ANNUAL TOTAL RETURNS
For the Periods Ended December 31, 2001

The table below compares the Fund's before and after-tax performance over time with that of applicable indices. The comparative indices include: the Dow Jones Utilities Index, a price weighted average of 15 utility companies listed on the New York Stock Exchange ("NYSE") and involved in the production of electrical energy; the A.G.A. Stock Index, a market capitalization weighted index adjusted monthly consisting of member companies of the A.G.A.; and the S&P 500, a market capitalization weighted index of 500 stocks representing all major industries designed to represent the broad domestic economy through changes in aggregate market value. The A.G.A. Stock Index and the S&P 500 Index are new comparative indices. The A.G.A. Stock Index was added because the Fund intends to provide investment results that replicate the performance of the Index. The S&P 500 was included because it provides a general picture of the overall economy.

The after-tax returns shown were calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Additionally, actual after-tax returns depend on your tax situation and may differ from those shown. If you hold your Fund shares through a tax-deferred arrangement, such as a 401(k) plan or individual retirement account, the after-tax returns are not relevant. Please note that the Fund's past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future.

	One Year	Five Years	Ten Years
Returns			
Return Before Taxes	(14.78) %	10.83 %	11.94 %
Return After Taxes on Distributions	(17.90)%	7.85%	9.58%
Return After Taxes on Distributions and Sale of Fund Shares	(10.81)%	8.05%	9.19%
Indices*			
Dow Jones Utility Average	(25.84)%	8.73%	7.62%
A.G.A. Stock Index	(16.00)%	11.78%	11.31%
S&P 500	(11.85)%	10.61%	12.79%

* Investors should note that the indices are unmanaged, do not incur expenses and are not available for investment. The performance of the indices do not include a deduction for fees, expenses, or taxes.

FEES and EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(fees paid directly from your investment)

Maximum Sales Charge Imposed on Purchases	NONE
Maximum Deferred Sales Charge	NONE
Maximum Sales Charge Imposed on Reinvested Dividends	NONE
Redemption Fee on Shares held 90 days or less (as a percentage of the redemption amount)*	1.00%
Exchange Fee	NONE

* In addition, we charge a $15.00 redemption fee for all payments by wire made through the Fund's transfer agent.

Annual Fund Operating Expenses
(expenses that are deducted from Fund assets)

Management Fees	0.40%
Other Expenses*	0.45%
Total Annual Fund Operating Expenses	0.85%

* "Other Expenses" includes an annual fee of 0.35% of the Fund's average net assets paid to FBR National Bank & Trust, the provider of transfer agency, dividend-disbursing, custodial and other shareholder services to the Fund. The American Gas Association serves as administrator for the Fund. As administrator, A.G.A. is responsible for maintaining the Fund's Index and providing the Fund with information concerning the natural gas industry. For its services, A.G.A. is paid a fee of 0.10% of the Fund's average net assets.

If your monthly account balance averages $1,000 or less due to redemptions you may be charged a $5 fee.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated below and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, that all dividends are reinvested, and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	3 years	5 years	10 years
$ 89	$ 279	$ 484	$ 1,077

INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES, and RELATED RISKS

Fund Investment Objective

The Fund's investment objective is income and capital appreciation.

Principal Investment Strategies

The Fund is designed as a common stock index fund and intends to invest at least 85% of its net assets in the common stock of companies that have natural gas distribution and transmission operations. No attempt is made to manage the Fund's portfolio actively in the traditional sense, using economic, financial and market analysis; nor will the adverse financial situation of a company directly result in its elimination from the portfolio unless the company is removed from the Index. The stocks included in the Fund are chosen solely on the statistical basis of their weightings in the Index. Each stock's proportion of the Index is based on that stock's market capitalization, that is, the number of shares outstanding multiplied by the market price of the stock. Such computation is also weighted to reduce the effect of assets not connected with natural gas distribution and transmission revenue. The percentage of the Fund's assets to be invested in each company's stock contained within the Index is approximately the same as the percentage the stock represents in the Index. To avoid deviation in the Fund's performance from the Index, the Fund will seek to invest substantially all of its assets in the stocks of the Index. Although there is no predetermined acceptable range of deviation between the performance of the Index and that of the Fund, the Fund attempts to achieve a correlation of approximately 95% or better between its total return and that of the Index. One-hundred percent correlation would mean the total return of the Fund's assets would increase and decrease exactly the same as the Index. If a deviation occurs, it may be the result of various expenses incurred by the Fund, such as management fees, transaction costs and other operating expenses.

Generally up to 10% of the Fund's assets may be maintained in short-term investments to provide for liquidity, although in so doing, the Fund may not achieve its investment objective. These short-term investments will be in the form of U.S. Government securities, high quality bank money market instruments and repurchase agreements. Although not a principal investment strategy, the Fund may also lend portfolio securities for the purpose of earning additional income.

Principal Risks of Investing in the Fund

The adviser of the Fund, FBR Fund Advisers, Inc. ("Adviser"), does not select stocks for investment based on a judgment of their individual future returns, but generally invests in the issues included in the Index. By employing a statistical approach that concentrates all investments in a single industry, the Fund is subject to those risks associated with the natural gas distribution and transmission industry. Among the primary risks is the competitive risk associated with prices of alternative fuels. For example, major gas customers such as industrial users and electric power generators often have the ability to switch between the use of coal, oil or gas. During periods when competing fuels are less expensive, revenues to gas utility companies may decline with a corresponding impact on earnings. Additionally, weather may also affect gas company earnings. For example, a warmer winter could decrease the amount of gas used by heating customers and reduce earnings.

The gas industry also is sensitive to increased interest rates because of the capital intensive nature of the industry. Typically, a significant portion of the financing of the gas industry's assets is obtained through debt. As interest rates increase, such debt scheduled to be refinanced would be acquired at higher rates thereby adversely affecting earnings.

Because the Fund primarily invests in stocks, it is subject to market risk. Stock prices in general may decline over short or extended periods not only due to company specific developments but also due to an economic downturn, a change in interest rates, or a change in investor sentiment, regardless of the success or failure of an individual company's operations. Stock markets tend to run in cycles with periods when prices generally go up, known as "bull" markets, and periods when stock prices generally go down, know as "bear" markets.

FUND MANAGEMENT

Investment Adviser

FBR Fund Advisers, Inc., 1001 Nineteenth Street North, Arlington, VA 22209 serves as the Fund's investment adviser. Subject to the general supervision of the Fund's Board of Directors, the Adviser manages the investment and reinvestment of the assets of the Fund and is responsible for the overall management of the Fund's business affairs. An Adviser Group makes investment decisions, and therefore no one person is primarily responsible for making such decisions.

The Adviser was organized as a Delaware corporation in 1996 and is registered with the Securities and Exchange Commission as an investment adviser. It manages approximately $450 million of net assets on behalf of the Fund and the FBR Family of Funds. The Adviser is a subsidiary of Friedman, Billings, Ramsey Group, Inc., a financial services holding company. The Adviser and its asset management affiliates manage approximately $2.8 billion of gross assets (including leverage) for numerous clients including individuals, banks and thrift institutions, investment companies, pension and profit sharing plans and trusts, estates and charitable organizations, and private partnerships.

For the advisory services performed, the Adviser received 0.40% of the average net assets of the Fund for the fiscal year ended March 31, 2002.

SHAREHOLDER INFORMATION

Facts To Know Before You Invest:
- The minimum initial investment is $2,000.
- Retirement accounts may be opened with a $1,000 minimum investment.
- Additional investments must be at least $100.
- There are no sales charges.
- The Fund reserves the right to reject any purchase order and vary the initial and subsequent investment minimums at any time.
- All shares are electronically recorded; the Fund will not issue certificates.
- A $10 fee may be charged for items returned for insufficient or uncollectible funds.
- There is a $10 foreign check fee.

How to Invest In The Fund

Invest By Mail

Complete an application and make a check payable to "FBR American Gas Index Fund, Inc." Send your completed and signed application and check drawn on a U.S. bank to:

FBR National Bank & Trust
4922 Fairmont Avenue
Bethesda, Maryland 208l4

Invest By Bank Wire

Speak to the branch manager of your bank. Request a transfer of Federal funds to FBR National Bank & Trust ("FBR National" or "Transfer Agent"), instructing the bank to wire transfer the money before 4:00 P.M., Eastern time to:

FBR National Bank & Trust
Bethesda, Maryland
Routing # 0550-71084

Specify the Fund name, your account number (if assigned), and the name(s) in which the account is registered.

After instructing your bank to transfer Federal funds, you must telephone Shareholder Services at (800) 622-1386 or (301) 657-1510 between 8:30 A.M. and 4:00 P.M. Eastern time and tell us the amount you transferred and the name of the bank sending the transfer. Your bank may charge a fee for its services. Remember that it is important to complete the wire transfer before 4:00 P.M. Eastern time to receive that day's net asset value.

Invest Through Brokers

You may also invest in the Fund by purchasing shares through registered broker-dealers, banks or other financial institutions that purchase securities for their customers. When an authorized third party, such as those mentioned, accepts an order, the Fund will be deemed to have received the order. Orders accepted by an authorized third party will be priced at the Fund's net asset value next computed after acceptance. Such third parties who process orders may charge a fee for their services. Certain third party organizations may receive compensation from the Transfer Agent or the Fund's Adviser for the shareholder services they provide.

How To Redeem Your Investment

Redeem By Telephone

Contact Shareholder Services at **(800) 622-1386**

between the hours of 8:30 A.M. and 4:30 P.M., Eastern time

For your protection, we will take measures to verify your identity by requiring some form of personal identification prior to acting on telephone instructions and may also record telephone transactions. A written confirmation will be mailed to you within five business days after your redemption. Please note that we may terminate or modify telephone redemption privileges upon 60 days notice.

Redeem By Mail or Fax

Mail your instructions for redemption to:	**Fax** your instructions for redemption to:
FBR National Bank & Trust 4922 Fairmont Avenue Bethesda, MD 20814 Attn: Shareholder Services	(301) 657-1520 Attn: Shareholder Services

Include the following information in your redemption request:

- the name of the Fund and account number you are redeeming from;
- your name(s) and address as it appears on your account;
- the dollar amount or number of shares you wish to redeem;
- your signature(s) as it appears on your account; and
- a daytime telephone number.

Additional Information You Should Know When You Redeem:

- You may receive redemption proceeds by bank wire, check, or through the Automated Clearing House System (ACH). For redemptions by bank wire, the Transfer Agent will, upon instruction, wire transfer the amount specified to your commercial bank or brokerage account noted in your Account Application. For bank wire redemptions less than $5,000, a $10 wire fee will be assessed.

- If you request payment of redemptions to a third party or to a commercial bank not specified on your original account application, the request must be in writing and your signature must be guaranteed by an eligible institution (eligible institutions generally include banking institutions, securities exchanges, associations, agencies or broker/dealers, and "STAMP" program participants).

- Redemption checks will be issued within seven days, normally one business day. However, withdrawal requests on investments that have been made by check may be delayed up to ten calendar days following the investment or until the check clears, whichever occurs first. This delay is necessary to assure us that investments made by check are good funds. You will receive redemption proceeds promptly upon confirmation of receipt of good funds.

- If your monthly account balance averages less than $1,000 you may be charged a $5 fee. The fee will not be imposed on accounts established under the Uniform Gifts or Transfers to Minors Acts. Additionally, we reserve the right to involuntarily redeem accounts which fall below $500.

- The right of redemption may be suspended, or the date of payment postponed during the following periods: (a) periods during which the New York Stock Exchange (NYSE) is closed (other than customary weekend or holiday closings); (b) periods when trading on the NYSE is restricted, or an emergency exists, as determined by the Securities and Exchange Commission, so that disposal of the Fund's investments or determination of net asset value is not reasonably practicable; or (c) for such other periods as the Commission, by order, may permit for protection of the Fund's investors.

- The Fund is not meant to afford market timers a way to speculate on short-term movements in the market. Accordingly, to reduce the negative impact of excessive trading on the Fund's performance and to minimize transaction costs, the Fund restricts excessive trading and charges a 1% redemption fee on shares held 90 days or less. Trading by shareholders (and those managing multiple accounts) will not be deemed excessive if limited to five redemptions per year. Shareholders or account managers who exceed these limitations may be prohibited from making additional investments. These policies do not prohibit you from redeeming shares of the Fund.

ADDITIONAL INFORMATION ABOUT THE FUND

Exchanging Fund Shares

You may exchange shares of the Fund for shares of any of the following FBR Funds:

FBR Small Cap Financial Fund	FBR U.S. Government Bond Portfolio
FBR Financial Services Fund	FBR Tax-Free Money Market Portfolio,
FBR Small Cap Value Fund	FBR Maryland Tax-Free Portfolio
FBR Technology Fund	FBR Virginia Tax-Free Portfolio.
FBR Fund for Government Investors	

Please note that proceeds of shares exchanged within 90 days of purchase will be subject to a 1% redemption fee. The fund you are exchanging into must be available for sale in your state and the registration for both accounts must be identical. You should obtain a current prospectus for the fund into which you wish to exchange by calling (800) 622-1386. Exchanges will be effected at the respective net asset values of the Funds involved as next determined after receipt of the exchange request. The Fund may change or cancel its exchange policy at any time.

Pricing of Fund Shares

The price of the Fund's shares is its net asset value per share. This figure is computed by dividing the total value of the Fund's investments and other assets, less any liabilities, by the number of Fund shares outstanding. The net asset value per share of the Fund is determined as of 4:00 P.M. Eastern time on days when the New York Stock Exchange is open for business. Orders accepted by the Fund directly or by an authorized third party will be priced at the next computed net asset value after the orders are received. This means that if you place a purchase or redemption order after 4:00 P.M. Eastern time, it will be effected at the next calculation of net asset value, normally 4:00 P.M. the next business day.

The Fund values its portfolio securities based on their market value. Each security held by the Fund is valued at the last quoted sale price for a given day, or if a sale is not reported for that date, at the mean between the most recent quoted bid and asked prices. Price information on each listed security is taken from the exchange where the security is primarily traded. Unlisted securities for which market quotations are readily available are valued at the last sales prices. The value of assets for which no quotations are readily available, including any restricted securities, are valued at fair value in good faith by, or at the direction of, the Board of Directors.

Dividends and Distributions

Dividends of the Fund will be declared on the next to last business day of each calendar quarter (the declaration and record date). Investors will receive dividends in additional shares at the net asset value at the end of the last business day of the quarter (the ex-dividend date) unless they elect in writing to receive cash. Dividends paid in cash to those investors so electing will be mailed by the second business day of the following month. Capital gains, if any, will be distributed on an annual basis. Statements of account showing dividends and distributions paid will be sent at least quarterly. To change the method of receiving dividends, investors must notify the Fund in writing. Dividends and distributions will be paid in cash or reinvested at the net asset value per share calculated on the ex-dividend date. Dividends and distributions are taxable to shareholders, as discussed below, whether they are reinvested in shares of the Fund or received in cash.

"Undeliverable" or "Uncashed" Dividend Checks

If you elect to receive dividends and distributions in cash and the payment (1) is returned and marked as "undeliverable" or (2) remains uncashed for six months, your cash election will be changed automatically and future dividends will be reinvested in the Fund at the per share net asset value determined as of the date of payment. In addition, any undeliverable checks or checks that remain uncashed for six months will be canceled and then reinvested in the Fund at the per share net asset value determined as of the date of cancellation.

Tax Consequences of Investing

Taxability of Distributions

As long as the Fund meets the requirements for being a tax-qualified regulated investment company, which the Fund intends to do, the Fund pays no federal income tax on the earnings distributed to shareholders. Dividends and distributions of any short-term capital gains you receive, whether reinvested or taken as cash, are generally considered taxable as ordinary income unless you hold your shares in an individual retirement account, 403(b) account, 401(k) account or other tax-deferred account. Distributions of long-term capital gains you receive are taxed to you as long-term capital gains regardless of how long you owned your Fund shares. The Form 1099 that is mailed to you each January details your dividends and their federal tax category, although you should verify your tax liability with your tax professional.

Taxability of Transactions

Any time you sell or exchange shares of the Fund, it is considered a taxable event for you. For example, if you exchange shares of the Fund for shares of another FBR fund, the transaction would be treated as a sale. Consequently, any gain resulting from the transaction would be subject to federal income tax.

Shareholders are required by law to certify that their tax identification number is correct and that they are not subject to back-up withholding. In the absence of this certification, the Fund is required to withhold taxes at the rate of 31% on dividends, capital gains distributions, and redemptions. Shareholders who are non-resident aliens may be subject to a withholding tax on dividends earned.

FINANCIAL HIGHLIGHTS

The following financial highlights table is intended to help you understand the Fund's financial performance for the past five years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that you would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been audited by Deloitte & Touche LLP, whose report, along with the Fund's financial statements, is included in the annual report, which is available upon request.

	For the Years Ended March 31,				
	2002	**2001**	**2000**	**1999**	**1998**
Per Share Operating Performance					
Net Asset Value, Beginning of Year	$ 19.42	$ 16.93	$ 16.28	$ 18.59	$ 14.84
Income from Investment Operations:					
Net Investment Income	0.49	0.52	0.52	0.51	0.47
Net Realized and Unrealized Gain (Loss) on Investments	(1.86)	5.00	2.07	(1.63)	3.87
Total from Investment Operations	(1.37)	5.52	2.59	(1.12)	4.34
Less Distributions:					
Dividends (from net investment income)	(0.49)	(0.52)	(0.52)	(0.51)	(0.47)
Distributions (from net realized capital gain)	(2.03)	(2.51)	(1.42)	(0.68)	(0.12)
Total Distributions	(2.52)	(3.03)	(1.94)	(1.19)	(0.59)
Net Increase (Decrease) in Net Asset Value	(3.89)	2.49	0.65	(2.31)	3.75
Net Asset Value, End of Year	$ 15.53	$ 19.42	$ 16.93	$ 16.28	$ 18.59
Total Investment Return	(5.90) %	32.88%	17.18%	(6.35)%	29.62 %
Ratios and Supplemental Data:					
Net Assets at End of Year (in thousands)	$224,681	$269,504	$194,493	$200,317	$244,368
Ratio of Expenses to Average Net Assets	0.85 %	0.85%	0.85%	0.85 %	0.85 %
Ratio of Net Income to Average Net Assets	2.88 %	2.77%	2.95%	2.84%	2.83 %
Portfolio Turnover Rate	29 %	38%	16%	10%	13%

In addition to this prospectus, the following information is available to assist you in making an investment decision:

Information Available Upon Request (without charge)	Description
Statement of Additional Information	A document that includes additional information about the Fund. The information presented in the Statement of Additional Information is incorporated by reference into this Prospectus.
Annual and Semiannual Reports	Reports that contain information about the Fund's investments. The reports also discuss the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

There are a variety of ways to receive the above information and make other inquiries of the Fund. You may contact the Fund directly by telephone at 1-800-622-1386, visit our internet site at http://www.fbrfunds.com, or you may send a written request to the Fund's offices at 4922 Fairmont Avenue, Bethesda, Maryland 20814. Additional information about the Fund can also be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington D.C. (for hours of operation please call the Commission at (800) SEC-0330). You may also obtain copies of the information by visiting the Commission's internet site at http://www.sec.gov, or, upon payment of a duplicating fee, by writing the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549.

FBR American Gas Index Fund, Inc. Investment Company Act File No. 811-5702

FBR AMERICAN GAS INDEX FUND, INC.

4922 Fairmont Avenue, Bethesda, MD 20814
(800) 622-1386
(301) 657-1510

Statement of Additional Information
August 1, 2002

This Statement of Additional Information is not a Prospectus. It should be read in conjunction with the FBR American Gas Index Fund, Inc.'s (the "Fund") Prospectus, dated August 1, 2002.   A copy of the Fund's Prospectus may be obtained without charge by writing or telephoning the Fund at the above address or telephone numbers.

The audited financial statements of the Fund, for the Fund's fiscal year ended March 31, 2002, are included in the Fund's 2002 Annual Report to Shareholders, which has been filed with the Securities and Exchange Commission and is incorporated herein by reference. Copies of the Fund's 2002 Annual Report are available, without charge, by request by writing or telephoning the Fund at the above address or telephone numbers.

STATEMENT OF ADDITIONAL INFORMATION

Table of Contents

FUND ORGANIZATION, INVESTMENTS and RISKS

Organization

The Fund is an open-end, diversified management investment company incorporated in the State of Maryland on November 21, 1988. The Fund is authorized to issue 1,000,000,000 shares of common stock, par value $0.001 per share, the only class of security authorized under the Fund's Articles of Incorporation. Each outstanding share is entitled to one vote for each full share and a fractional vote for each fractional share. Each such share and fractional share has equal rights with respect to dividends and liquidation preferences.   All issued and outstanding shares are fully-paid and non-assessable.

Investments

Discussion of Index Methodology

The American Gas Association Stock Index (the "Index") is comprised of the common stock of approximately 70 publicly traded companies headquartered in the United States, including members of the American Gas Association ("A.G.A."). These companies are engaged in the distribution and/or transmission of natural gas. The actual computations required to produce the Index are performed by AUS Consultants Utility Services ("AUS") for A.G.A. pursuant to a contractual agreement between A.G.A. and AUS. A.G.A. has ultimate responsibility to ensure that AUS's calculations are performed according to its Administrative Services Agreement with Fund.

The Index is computed by multiplying the number of outstanding shares of common stock of each A.G.A. member company by the closing market price per share at the Index date. This product then is multiplied by the percentage of each company's assets devoted to natural gas distribution and transmission. This process, completed at least annually, is done to recognize the natural gas component of the company's asset base. The result is each company's "gas market capitalization value". The sum of all the companies' "gas market capitalization values" is totaled. This summation results in a base number called the "industry's gas market capitalization value". Each company's stock percentage within the Index is determined by dividing the company's "gas market capitalization value" by the "industry's gas market capitalization value". The "gas market capitalization value" for each company will be recalculated at least quarterly. In computing the Index, individual stocks will be limited to no more than 5% of the Index. Therefore in calculating the Index, any representation in the Index exceeding 5% will be reallocated. FBR Fund Advisers, Inc. (the "Adviser") seeks to purchase sufficient shares of each company's stock such that its proportion of the Fund's assets will substantially equal that stock's proportion of the Index. The Adviser will monitor the Fund's securities holdings so that those holdings reflect the composition of the Index. As market conditions dictate, and as significant shareholder purchases and redemptions occur, the Adviser will buy or sell stocks to maintain holdings of each stock to reflect proper weightings within the Index. In both rising and falling markets, the Fund attempts to achieve a correlation of approximately 95% or better between its total return and that of the Index. One-hundred percent correlation would mean the total return of the Fund's assets would increase and decrease exactly the same as the Index. For the fiscal year ended March 31, 2002, the Fund achieved an 82% correlation. Since the Index weightings change in very small amounts during the trading day, continual small adjustments would be needed to track the Index exactly. Furthermore, purchases and sales of every stock within the Index would be necessary as contributions and redemptions to the Fund are made. To minimize brokerage and transaction expenses, the Adviser will make adjustments to the Fund in accordance with the following methodology. Comparison of the actual composition of the Fund to the theoretical target will be made daily. Generally, adjustments to the holdings of any single stock will be made at least weekly whenever the actual proportion of that stock in the Fund varies by more than 0.5% of the weighting of that stock in the Index. The percentage of each stock holding is based on the Fund's net asset value. For example, if Stock A represented 3% of the total weighting in the Index at the close of business, adjustments to the holdings of Stock A will be made if the value of Stock A is greater than 3.5% or less than 2.5% of the net assets. Adjustments may be made at other times even though these tolerances are not exceeded if the adjustment can be made without incurring unreasonable transaction expenses.

Non-Principal Investment Strategies and Risks
As stated in the Fund's prospectus and discussed above, the Fund is designed as a common stock index fund and intends to invest at least 85% of its net assets in the common stock of natural gas distribution and transmission companies according to the Index monitored by A.G.A. In addition to the Fund's principal investment strategies, generally the Fund may also invest up to 10% of the Fund's assets in short-term investments to provide for liquidity. These short-term investments will be in the form of U.S. Government securities, high quality bank money market instruments and repurchase agreements. A description of these investments and their corresponding risks follow.

U.S. Government Securities

There are three major classifications of U.S. Government securities in which the Fund may invest:

U.S. Treasury Securities

U.S. Treasury securities are direct obligations of the U.S. Government and are backed by the full faith and credit of the U.S. Treasury. U.S. Treasury securities differ only in their interest rates, maturities, and dates of issuance. Treasury Bills have maturities of one year or less. Treasury Notes have maturities of one to ten years, and Treasury Bonds generally have maturities of greater than ten years at the date of issuance. Yields on short-, intermediate-, and long-term U.S. Treasury securities are dependent on a variety of factors, including the general conditions of the money and bond markets, the size of a particular offering, and the maturity of the obligation.

Government Agency Securities

Government agency securities, often called agencies, are indirect obligations of the U.S. government, and are issued by federal agencies and government-sponsored corporations under authority from Congress. Government agency securities may be backed by the full faith and credit of the federal government, which is the case with Government National Mortgage Association and Small Business Administration certificates, but are more often issued or guaranteed by the sponsoring agency. Examples of government agency securities include, Export-Import Bank of the United States, the Federal Home Loan Bank, and the Federal Farm Credit System Banks..

Government-Sponsored Enterprises

Government-sponsored enterprises are characterized as being privately owned and publicly chartered. These entities were created by the U.S. Government to help certain important sectors of the economy reduce their borrowing costs. The U.S. Government does not directly back government-sponsored enterprise securities, although in some instances, government-sponsored enterprise securities may benefit from indirect support. The Federal National Mortgage Association and Fannie Mae are examples of government-sponsored enterprise securities.

Risks Associated with Investing in U.S. Government Securities

The U.S. Government is considered to be the best credit-rated issuer in the debt markets. Since Treasury securities are direct obligations of the U.S. Government, there is minimal credit risk. While most other government-sponsored securities are not direct obligations of the U.S. Government (some are guaranteed), they also offer little credit risk.

However, another type of risk that may effect the Fund is interest rate risk. For example, debt securities with longer maturities tend to produce higher yields and are generally subject to potentially greater capital appreciation and depreciation than obligations with shorter maturities and lower yields. The market value of U.S. Government securities generally varies inversely with changes in market interest rates. An increase in interest rates, therefore, would generally reduce the market value of any U.S. Government securities held by the Fund, while a decline in interest rates would generally increase the market value of these investments.

Bank Money Market Instruments

Description of Bank Money Market Instruments

Bank money markets are short-term obligations of depository institutions which provide high liquidity and a relatively risk-free way to earn interest on cash reserves.

Risks of Bank Money Market Instruments

Bank deposits and CDs are insured to $100,000 per depositor by the Bank Insurance Fund and the Savings Association Insurance Fund, units of the Federal Deposit Insurance Corporation ("FDIC"), and by the National Credit Union Administration ("NCUA"). The FDIC and NCUA are federally sponsored agencies.

Repurchase Agreements

Description of a Repurchase Agreement
A repurchase agreement is an agreement where a Fund acquires a debt security from a commercial bank or broker/dealer with the understanding that the Fund will sell the instrument back at an agreed-upon price and date (normally, the next business day). Essentially, a repurchase agreement may be considered a loan backed by securities. The resale price reflects an agreed-upon interest rate effective for the period the instrument is held by the Fund. In these transactions, the value of the securities acquired by the Fund (including accrued interest earned) must be greater than the value of the repurchase agreement itself. The securities are held by the Fund's custodian bank until repurchased.

Reasons to Use Repurchase Agreements
The Fund may invest in repurchase agreements secured by securities issued or guaranteed by the U.S. Government, its agencies and government-sponsored enterprises: (i) for defensive purposes due to market conditions; or (ii) to generate income from the Fund's excess cash balances. The Fund will only enter into repurchase agreements with member banks of the Federal Reserve system or primary dealers of U.S. Government securities.

Risks of Repurchase Agreements
The use of repurchase agreements involves certain risks. For example, if the other party to the agreement defaults on its obligations to repurchase the underlying security at a time when the value of the security has declined, the Fund may incur a loss when the security is sold. If the other party to the agreement becomes insolvent and subject to liquidation or reorganization under the Bankruptcy Code or other laws, a court may determine that the underlying security is collateral for a loan by the Fund not within the control of the Fund. Consequently, the Fund may not be able to substantiate its interest in the underlying security and may be deemed an unsecured creditor of the other party to the agreement. While the Fund's investment adviser acknowledges these risks, it is expected that these risks can be controlled through monitoring procedures. These procedures include effecting repurchase transactions only with large, well-capitalized and well-established financial institutions whose condition will be continually monitored. In addition, the value of the collateral underlying the repurchase agreement will always be at least equal to the repurchase price, including any accrued interest earned in the repurchase agreement.

Lending of Securities
The Fund may lend its securities to qualified institutional investors (*i.e.*, brokers, dealers, banks or other financial institutions) who need to borrow securities in order to complete certain transactions, such as covering short sales, avoiding failures to deliver securities, or completing arbitrage operations.

Reasons the Fund Would Lend its Securities
By lending its portfolio securities, the Fund attempts to increase its net investment income through the receipt of interest on the loan. Any gain or loss in the market price of the securities loaned that might occur during the term of the loan would be for the account of the Fund. The Fund may pay reasonable finders, borrowers, administrative and custodial fees in connection with the loan.

To lend securities, the following requirements must be met:

1. the borrower must pledge and maintain with the Fund collateral consisting of cash, a letter of credit issued by a domestic U.S. bank, or securities issued or guaranteed by the federal government having at least equal the value of the securities loaned;

2. the borrower must add to the collateral whenever the price of the securities loaned rises;

3. the Fund must be able to terminate the loan at any time; borrowed securities must be returned when the loan is terminated, and;

4. the Fund should receive reasonable interest on the loan (which may include the Fund's investing any cash collateral in portfolio securities, thereby earning additional income), any distribution on the loaned securities, and any increase in the market value of the loaned securities.

Risks of Lending

The Fund will enter into securities lending and repurchase transactions only with nationally recognized brokers, banks, dealers or other financial institutions. In the event of a default or bankruptcy by a seller or borrower, the Fund will promptly liquidate collateral. However, the exercise of the Fund's right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale of collateral on a default of the seller or borrower were less than the seller's or borrower's obligation, the Fund could suffer a loss.

INVESTMENT LIMITATIONS

The following investment limitations are fundamental and may not be changed without prior approval of a majority of the Fund's outstanding voting shares.

As defined in the Investment Company Act of 1940, the term "majority" means the vote of the lesser of (a) 67% of the shares of the Fund at a meeting where more than 50% of the outstanding shares are present in person or by proxy; or (b) more than 50% of the outstanding shares of the Fund.

The Fund may not:

1. issue senior securities.
2. make short sales of securities or purchase securities on margin.
3. borrow money except as a temporary measure to facilitate redemptions. Such borrowing may not exceed 30% of the Fund's total assets, taken at current value, before such borrowing. The Fund may not purchase securities if a borrowing by the Fund is outstanding.
4. underwrite securities of any other issuer, nor purchase or sell restricted securities.
5. purchase or sell real estate or real estate mortgage loans.
6. buy or sell commodities or futures contracts.
7. invest in oil, gas or other mineral leases.
8. make loans except through repurchase agreements provided the borrower maintains collateral equal to at least 100% of the value of the borrowed security, and marked to market daily.
9. purchase securities of any issuer if, as a result of such a purchase, such securities would account for more than 5% of the Fund's assets.

The following restrictions are not fundamental and may be changed by the Board of Directors:

The Fund may not:

1. invest in warrants;
2. invest more than 15% of the Fund's net assets in illiquid securities.

MANAGEMENT OF THE FUND

A Board of Directors governs the Fund. The Directors are responsible for overseeing the management of the Fund's business affairs and play a vital role in protecting the interests of Fund shareholders. Among other things, the Directors approve and review the Fund's contracts and other arrangements and monitor Fund performance and operations.. There are currently three Directors, all of whom are not "interested persons" of the Fund within the meaning of that term under the 1940 Act ("Independent Directors"). The Directors, in turn, elect the officers of the Fund to actively supervise its day-to-day operations.

Information about the Directors of the Fund is included in the following table.

Name, Age and Address	Position Held With Fund and Length of Time Served	Principal Occupation During Past 5 Years	Portfolios Overseen in the Trust and Fund Complex**	Other Directorships
Michael A. Willner, 45 4922 Fairmont Avenue Bethesda, MD 20814	Director Indefinite Term June 2000-Present	CEO AlphaGrip, Inc. January 2001 to present; President, Catalyst Advisers, Inc. from September 1996 to December 2000; President, Federal Filings, Inc. from July 1986 to July 1995.	10	Director or Trustee of FBR Fund for Government Investors, FBR Fund for Tax-Free Investors, Inc., The FBR Rushmore Fund, Inc., FBR Family of Funds
F. David Fowler, 68 4922 Fairmont Avenue Bethesda, MD 20814	Director Indefinite Term June 2000-Present	Retired, 1997. Dean, The George Washington University School of Business and Public Management, 1992-1997; Partner, KPMG Peat Marwick from October 1969 to June 1992.	10	Director or Trustee of FBR Fund for Government Investors, FBR Fund for Tax-Free Investors, Inc., The FBR Rushmore Fund, Inc., FBR Family of Funds
Louis T. Donatelli, 68 4922 Fairmont Avenue Bethesda, MD 20814	Director Indefinite Term September 1989-Present	Chairman of Donatelli and Klein, Inc. since 2001 (President 1973-2001).	10	Director or Trustee of FBR Fund for Government Investors, FBR Fund for Tax-Free Investors, Inc., The FBR Rushmore Fund, Inc., FBR Family of Funds

** "Fund Complex" consists of all mutual funds advised by Friedman, Billings Ramsey Group, Inc, ("FBR Group") affiliate advisers.

The Directors presently have an audit committee. The members of the audit committee are Messrs. Donatelli, Willner and Fowler. The function of the audit committee is to recommend independent auditors and review and report on accounting and financial matters.

Remuneration of Trustees. The following table sets forth information regarding compensation of Independent Directors by for the fiscal year ended March 31, 2002. All such fees were paid by FBR National Bank & Trust ("FBR National") pursuant to an Administrative Services Agreement whereby FBR National pays all expenses of the Fund other than the advisory fee, extraordinary legal expenses, interest and expenses paid by the Adviser.

Compensation Table
(for the fiscal year ended March 31, 2002)

Name of Person and Position	Aggregate Compensation Paid by the Fund	Pension or Retirement Benefits Accrued	Estimated Annual Benefits Upon Retirement	Total Compensation from the Fund and Fund Complex Paid to Directors*
Bette Clemens, † Director	$2,559.50	$0	$0	$2,559.50
Louis T. Donatelli, Director	$3,661.97	$0	$0	$22,819.72
Bruce C. Ellis, † Director	$2,559.50	$0	$0	$11,404.75
Jeffrey R. Ellis, † Director	$2,559.50	$0	$0	$10,904.75
F. David Fowler, Director	$3,732.35	$0	$0	$23,390.10
Richard J. Garvey, † Director	$2,559.50	$0	$0	$10,904.75
Patrick F. Noonan, † Director	$2,559.50	$0	$0	$10,904.75
Eugene Tracy, † Director	$3,732.35	$0	$0	$3,732.35
Michael A. Willner, Director	$3,732.35	$0	$0	$23,890.10

* "Fund Complex" consists of all mutual funds advised Friedman, Billings, Ramsey Group, Inc. ("FBR Group") affiliate advisers.

† On October 26, 2001, Messrs. O'Connor and Garvey resigned their positions as Directors and officers of the Fund.
On November 5, 28 and 29, Messrs. Noonan, J. Ellis and B. Ellis, respectively, resigned their positions as Directors of the Fund.
Ms. Clemens, retired from Fund service on December 31, 2001, pursuant to the Board's Retirement Policy.
On February 14, 2002 Mr. Tracy resigned his position as Director of the Fund.

Directors' Ownership of Fund Shares as of December 31, 2002

	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen By Director in Family of Investment Companies*
Louis T. Donatelli	$1-$10,000	Over $100,000
F. David Fowler	None	$0-$10,000
Michael A. Willner	$1-$10,000	Over $100,000

* "Family of Investment Companies" consists of all mutual funds advised Friedman, Billings, Ramsey Group, Inc. ("FBR Group") affiliate advisers.

Officers of the Fund

The officers of the Fund, their ages, addresses and principal occupations during the past five years, are as follows:

Name, Address and Age	Position(s) Held With the Fund	Principal Occupation During Past 5 Years
David H. Ellison, 44 101 Federal Street, Suite 2130 Boston, MA 02110	President	Director, CEO and President, FBR Fund Advisers, Inc., since December 1999; Fund Manager, FBR Family of Funds since October 1996. Member of Advisory Group, FBR American Gas Index Fund, Inc. since April 2001. President of Money Management Advisers, Inc., April 2001-March 2002. Fund Manager, Fidelity Management and Research, June 1983-October 1996.
Winsor H. Aylesworth, 54 101 Federal Street, Suite 2130 Boston, MA 02110	Vice President and Treasurer	Portfolio Manager, FBR Fund Advisers, Inc. since September 1998. Member of Advisory Group, FBR American Gas Index Fund, Inc. since April 2001. Vice President of Money Management Advisers, Inc., April 2001-March 2002. President of GrandView Advisers, Inc. from 1994 to September 1998.
Bart Sanders, 38 4922 Fairmont Avenue Bethesda, MD 20814	Vice President	Senior Vice President of Fund Operations, FBR Fund Advisers, Inc. since August 1999. Head Trader for the Adviser since January 1997. Vice President of Money Management Advisers, Inc., April 2001-March 2002. Head Trader for Friedman Billing Ramsey Investment Management, Inc., January 1992 to December 1996.
Susan L. Silva, 35 4922 Fairmont Avenue Bethesda, MD 20814	Vice President and Controller	Vice President, Mutual Fund Services, FBR National Bank & Trust since July 2002; Assistant Vice President, Fund Accounting, FBR National Bank & Trust since January 2001; Vice President and Controller of FBR Fund for Government Investors, FBR Fund for Tax-Free Investors, Inc., FBR American Gas Index Fund, Inc., and The FBR Rushmore Fund, Inc., since July 2002. Employee of FBR National Bank & Trust since January 2000. Assistant Treasurer of Legg Mason Global Trust and Assistant Secretary of five Legg Mason Funds, 1998-1999; Fund Accounting Manager, Legg Mason, Inc. from 1996 through 1999.
Stephenie E. Adams, 33 4922 Fairmont Avenue Bethesda, MD 20814	Vice President and Secretary	Vice President, FBR National Bank & Trust since May 2000. Vice President and Secretary of FBR Fund for Government Investors, FBR Fund for Tax-Free Investors, Inc., FBR American Gas Index Fund, Inc., and The FBR Rushmore Fund, Inc., since 1995. Manager, FBR National Bank & Trust, October 1999 to May 2000. Manager, Fund Administration and Marketing, Rushmore Services, Inc., July 1994 to October 1999.

As of the date of this SAI, the Trustees and officers of the Fund, as a group, owned less than 1.00% of the outstanding shares of the Fund.

CONTROL PERSONS and PRINCIPAL HOLDERS of SECURITIES

As of July 2, 2002, the following parties were the only owners of record owning 5% or more of the shares of the Fund.

Controlling Party or Principal Holder of Securities *Address*	Shares Outstanding	% Owned
Charles Schwab & Co., Inc. *101 California Street San Francisco, CA 94101*	3,102,959.104	21.448%
National Financial Services Corp. *200 Liberty Street, 4th Floor New York, NY 10281-1003*	777,126.771	5.371%

Officers and Directors of the Fund, as a group, owned, of record and beneficially, less than 1% of the outstanding shares of the Fund.

INVESTMENT ADVISORY and OTHER SERVICES

Investment Adviser
FBR Fund Advisers, Inc., 1001 Nineteenth Street, North, Arlington, Virginia 22209, serves as the Fund's investment adviser. . Prior to November 1, 2001, investment advisory and management services were provided by Money Management Advisers, Inc. ("MMA"). Both the Adviser and MMA are wholly-owned subsidiaries of Friedman, Billings, Ramsey Group, Inc. ("FBR"), a financial services holding company. The Adviser manages approximately $620 million of net assets on behalf of the Fund and the FBR Family of Funds. Together, the Adviser and its asset management affiliates manage approximately $2.8 billion of gross assets (including leverage) for numerous clients including individuals, banks and thrift institutions, investment companies, pension and profit sharing plans and trusts, estates and charitable organizations, and private partnerships.

The Adviser provides investment advice to the Fund and oversees its day-to-day operations, subject to direction and control by the Fund's Board of Directors.

Advisory Agreement
Pursuant to an Advisory Agreement between the Adviser and the Fund, the Adviser is responsible for the management of the Fund, provides investment oversight and supervision to the Fund, and is responsible for making investment decisions and placing orders for the purchase and sale of the Fund's investments. Consistent with the requirements of the 1940 Act, the Advisory Agreement provides that the Adviser is not liable to the Fund for any mistake in judgment, or otherwise, except by reason of willful misfeasance, bad faith or gross negligence in the performance of the Adviser's duties or by reason of its reckless disregard of its obligations under the Advisory Agreement. The Advisory Agreement may be terminated by the Fund without penalty upon 60 days' notice by the Board or by a vote of the holders of a majority of the Fund's outstanding voting securities, or upon 60 days' notice by the Adviser. The Advisory Agreement will also terminate automatically in the event of its assignment, as defined in the 1940 Act. The Advisory Agreement will remain in effect for two years from its effective date, and, unless earlier terminated, will continue from year-to-year thereafter, provided that each such continuance is approved annually (i) by the Board or by the vote of a majority of the outstanding voting securities of the Fund and, in either case, (ii) by a majority of the Independent Directors.

Prior to approving the Advisory Agreement, the Directors reviewed the Adviser's profitability, the profitability of its relationship with the Fund and other advised mutual funds, historical performance of the Fund and comparative information on expenses. Also discussed were the mechanics of an Expense Limitation Agreement, whereby the Adviser has agreed to limit the annual operating expenses (exclusive of certain extraordinary items) to 1.00% of the Fund's average daily net assets.

Advisory Fees

For its services, the Adviser receives a fee at an annual rate based on 0.40% of the average net assets of the Fund. For the fiscal years ended March 31, 2002, 2001 and 2000, the Fund paid the following investment advisory fees to the Adviser or MMA:

2002	$ 959,074
2001	$1,016,632
2000	$ 810,835

Pursuant to an Expense Limitation Agreement, the Adviser has agreed to limit the annual operating expenses (exclusive of certain extraordinary items) to 1.25% of the Fund's average daily net assets.

The Adviser may pay, from its own resources, broker-dealers and other financial institutions for their expenses in connection with the distribution of Fund shares.

Administrator

Under an Administrative Services Agreement between the Fund and **FBR National Bank & Trust** ("FBR National"), 4922 Fairmont Avenue, Bethesda, Maryland 20814, FBR National provides transfer agency, dividend-disbursing, fund accounting custodial and administrative services to the Fund. Under the Administrative Services Agreement with FBR National, which has been approved by the Board of Directors, FBR National receives an annual fee of 0.35% of average daily net assets of the Fund for the services it provides. For the fiscal years ended March 31, 2001, 2000, and 1999, the Fund paid the following administrative services fees to the FBR National:

2002	$839,228
2001	$889,553
2000	$709,483

As the Administrator, FBR National is responsible for all costs of the Fund except for the investment advisory fee, extraordinary legal expenses and interest. Specifically, FBR National pays costs of registration of the Funds' shares with the Securities and Exchange Commission and the various states, all expenses of dividend and transfer agent services, outside auditing and legal fees, preparation of shareholders reports, certain expenses associated with shareholder servicing, and all costs incurred in providing custodial services.

American Gas Association

The American Gas Association also provides administrative services to the Fund pursuant to an Administrative Services Agreement between the Fund and A.G.A. These administrative services include overseeing the calculation of the Index. AUS performs the actual computations required to produce the Index and receives a fee for such calculations pursuant to a contractual arrangement with A.G.A. A.G.A. does not furnish other securities advice to the Fund or the Adviser or make recommendations regarding the purchase or sale of securities by the Fund. Under the terms of an agreement approved by the Board of Directors, A.G.A. provides the Adviser with current information regarding the common stock composition of the Index no less than quarterly but may supply such information more frequently. In addition, A.G.A. provides the Fund with information on the natural gas industry. The Fund pays A.G.A. in its capacity as administrator a fee at an annual rate of 0.10% of the average daily net assets of the Fund. For the years ended March 31, 2002, 2001 and 2000 the administration fees were $239,780, $254,158 and $202,709.

Distributor. Pursuant to a Distribution Agreement dated September 4, 2001 (the "Distribution Agreement"), the Board of Trustees of the Fund appointed FBR Investment Services, Inc. ("FBRIS") as the Fund's distributor. FBRIS, located at 4922 Fairmont Avenue, Bethesda, Maryland, is an affiliate of the Adviser and serves as principal underwriter and distributor of the Funds' shares pursuant to a Distribution Agreement with the Funds which is renewable annually. FBRIS promotes and sells shares of the Funds on a continuous, best efforts basis.

Experts

Independent certified public accountants, Tait, Weller & Baker ("Tait Weller"), 8 Penn Center Plaza, Philadelphia, Pennsylvania 19103, are responsible for auditing the annual financial statements of the Fund. Tait Weller replaced Deloitte & Touche as the Fund's independent accountants beginning with the Fund's fiscal year ending March 31, 2003 engagement.

Brokerage Allocation and Other Practices

Brokerage commissions are normally paid on common stock transactions. Such brokerage commissions as well as other Fund expenses will reduce the overall performance of the Fund relative to the Index. Orders for transactions in portfolio securities are placed for the Fund with a number of brokers and dealers. It is the policy of the Fund to obtain the best price and execution for all of its security transactions. For the years ended March 31, 2002, 2001 and 2000, the Fund paid $154,660, $227,445 and $94,610, respectively, in brokerage commissions.

Code of Ethics

The Directors have adopted a Code of Ethics ("Code") for the Fund and approved the Code of the Adviser based on a determination that each such Code contains provisions reasonably necessary to prevent access persons from violating Rule 17j-1 under the Investment Company Act of 1940, as amended.

TAXATION OF THE FUND

The Fund currently qualifies, and will seek to continue to qualify, as a regulated investment company (a "RIC") under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). As a RIC, the Fund will not be subject to federal income taxes on the net investment income and capital gains that the Fund distributes to its shareholders. The distribution of net investment income and capital gains by the Fund to a Fund shareholder will be taxable to the shareholder regardless of whether the shareholder elects to receive these distributions in cash or in additional shares. Distributions reported to a Fund shareholder as long-term capital gains shall be taxable as such, regardless of how long the shareholder has owned the shares. Fund shareholders will be notified annually by the Fund as to the federal tax status of all distributions made by the Fund. Distributions may be subject to state and local taxes.

If the Fund fails to qualify as a RIC for any taxable year, the Fund would be taxed in the same manner as an ordinary corporation. In that event, the Fund would not be entitled to deduct the distributions which the Fund had paid to shareholders and, thus, would incur a corporate income tax liability on all of the Fund's taxable income whether or not distributed. The imposition of corporate income taxes on the Fund would directly reduce the return a shareholder would receive from an investment in the Fund.

CALCULATION OF PERFORMANCE DATA

For purposes of quoting and comparing the performance of the Fund to that of other mutual funds and to other relevant market indices in advertisements or in reports to shareholders, performance may be stated in terms of:
1) average annual total return,
2) average annual total return after taxes on distributions, and
3) average annual total return after taxes on distributions and redemption (collectively, "Performance Advertising").

Under the rules of the Securities and Exchange Commission (the "SEC Rules"), Performance Advertising must include quotations calculated according to the following formulas:

Average Annual Total Return Quotations

$$P (1+T)^n = ERV$$

Where: P =   a hypothetical initial payment of $1,000.

T =   average annual total return.

n =   number of years.

ERV =   ending redeemable value of a hypothetical $1,000 payment made at the beginning of the 1-, 5-, or 10-year periods at the end of the 1-, 5-, or 10-year periods (or fractional portion thereof).

Under the foregoing formula, the time periods used in advertising will be based on rolling calendar quarters, updated to the last day of the most recent quarter prior to submission of the advertising for publication, and will cover 1, 5, and 10 year periods or a shorter period dating from the effectiveness of the Registration Statement of the Fund. In calculating the ending redeemable value, all dividends and distributions by the Fund are assumed to have been reinvested at net asset value as described in the Prospectus for the Fund on the reinvestment dates during the period. Total return, or "T" in the formula above, is computed by finding the average annual compounded rates of return over the 1, 5, and 10 year periods (or fractional portion thereof) that would equate the initial amount invested to the ending redeemable value.

The Fund's average annual compounded rates of return, assuming the reinvestment of all dividends and distributions as of March 31, 2002, are as follows:

One Year	(5.90)%
Five Years	12.21%
Ten Years	13.04%

The Fund, from time to time, also may include in such advertising a total return figure that is not calculated according to the formula set forth above in order to compare more accurately the performance of the Funds with other measures of investment return. For example, in comparing the total return of the Fund with data published by Lipper Analytical Services, Inc., or with the performance of the Dow Jones Utility Average, as appropriate, the Fund calculates its aggregate total return for the specified periods of time by assuming the investment of $10,000 in the Fund's shares and assuming the reinvestment of each dividend or other distribution at net asset value on the reinvestment date. Percentage increases are determined by subtracting the initial value of the investment from the ending value and by dividing the remainder by the beginning value. Such alternative total return information will be given no greater prominence in such advertising than the information prescribed under SEC Rules.

Average Annual Total Return After Taxes on Distributions Quotation

The Fund computes its average annual total return after taxes on distributions by determining the average annual compounded rates of return during specified periods that equate the initial amount invested to the ending redeemable value of such investment after taxes on fund distributions but not after taxes on redemptions. This is done by dividing the ending redeemable value after taxes on fund distributions of a hypothetical $1,000 initial payment by $1,000 and raising the quotient to a power equal to one divided by the number of years (or fractional portion thereof) covered by the computation and subtracting one from the result. This calculation can be expressed as follows:

$$\left[\frac{ATV_D}{P} \text{ to the } 1/n\text{th power } -1\right] = \text{AVERAGE ANNUAL TOTAL RETURN AFTER TAXES (after taxes on distributions)}$$

Where:
P = a hypothetical initial payment of $1,000.
n = number of years.
ATV_D = ending value of a hypothetical $1,000 payment made at the beginning of the 1-, 5-,or 10-year periods at the end of such periods after taxes on fund distributions but not after taxes on redemption.

Average Annual Total Return After Taxes on Distributions and Redemptions Quotation

The Fund computes its average annual total return after taxes on distributions and redemptions by determining the average annual compounded rates of return during specified periods that equate the initial amount invested to the ending redeemable value of such investment after taxes on fund distributions and redemptions. This is done by dividing the ending redeemable value after taxes on fund distributions and redemptions of a hypothetical $1,000 initial payment by $1,000 and raising the quotient to a power equal to one divided by the number of years (or fractional portion thereof) covered by the computation and subtracting one from the result. This calculation can be expressed as follows:

$$\left[\left(\frac{ATV_{DR}}{P} \right) \text{ to the 1/nth power} -1 \right] = \text{AVERAGE ANNUAL TOTAL RETURN AFTER TAXES}$$
(after taxes on distributions and redemptions)

Where:
P = a hypothetical initial payment of $1,000.
n = number of years.
ATV_{DR} = ending value of a hypothetical $1,000 payment made at the beginning of the 1-, 5-, or 10-year periods at the end of such periods, after taxes on fund distributions and redemption.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

The average annual total returns for the Fund for the one-year, five year and since inception periods ended December 31, 2001 are as follows:

	One Year	Five Year	Since Inception†
Return After Taxes on Distributions	(17.90)%	7.85%	9.58%
Return After Taxes on Distributions and Sale of Fund Shares	(10.81)%	8.05%	9.19%

ADDITIONAL PURCHASE AND REDEMPTION INFORMATION

Redemptions Within 90 Days of Purchase. There is a 1% redemption fee on Fund shares redeemed which have been held 90 days or less. This fee had not been imposed as of the fiscal year ended March 31, 2002. Please note that the Adviser, in its sole discretion, may waive the redemption fee at any time.

Financial Statements
Copies of the Fund's audited financial statements for the fiscal year ended March 31, 2002, may be obtained without charge by contacting the Fund at 4922 Fairmont Avenue, Bethesda, Maryland 20814, or by telephoning the Fund at (800) 622-1386 or (301) 657-1510.

PART C
OTHER INFORMATION

FBR American Gas Index Fund, Inc.

ITEM 23. Exhibits

(a)(1)	Articles of Incorporation.[1/]
(a)(2)	Articles of Amendment (filed herewith)
(b)(1)	Bylaws of Registrant.[1/]
(b)(2)	Amendment to Bylaws (filed herewith)
(c)	None
(d)(1)	Management Contract between Registrant and Money Management Associates, L.P. [4/]
(d)(2)	Assignment of Management Contact to FBR Fund Advisers, Inc. (filed herewith)
(d)(3)	Amendment to Management Contract between Registrant and FBR Fund Advisers, Inc,. (filed herewith)
(e)	Distribution Agreement between Registrant and FBR Investment Services, Inc. (filed herewith)
(f)	None
(g)	Not Applicable
(h)(1)	Administrative Services Agreement between Registrant and FBR National Bank & Trust [4/]
(h)(2)	Amendment to Administrative Services Agreement between Registrant and FBR National Bank & Trust (filed herewith)
(h)(3)	Administrative Services Agreement between Registrant and American Gas Association.[2/]
(i)	Opinion of Dunnells, Duvall, Bennett & Porter, regarding the legality of securities being registered.[1/]
(j)	Consent of Deloitte & Touche LLP, independent public accountants for the Registrant (filed herewith)
(k)	None
(l)	None
(m)	None
(n)	None
(o)	None
(p)	Code of Ethics.[3/]
(q)(1)	Limited Powers of Attorney.[3/]
(q)(2)	Limited Powers of Attorney (David H. Ellison, Winsor Aylesworth) .[4/]

[1/] Incorporated by reference to the Registrant's Registration Statement on Form N-1A, previously filed with the Securities and Exchange Commission on February 17, 1989 (Registration Nos. 33-25678 and 811-5702).

[2/] Incorporated by reference to the Registrant's Registration Statement on Form N-1A, previously filed with the Securities and Exchange Commission on May 25, 1999 (Registration Nos. 33-25678 and 811-5702).

[3/] Incorporated by reference to the Registrant's Registration Statement on Form N-1A, previously filed with the Securities and Exchange Commission on July 27, 2000 (Registration Nos. 33-25678 and 811-5702).

[4/] Incorporated by reference to the Registrant's Registration Statement on Form N-1A, previously filed with the Securities and Exchange Commission on July 27, 2001 (Registration Nos. 33-25678 and 811-5702).

ITEM 24. Persons Controlled By or Under Common Control with the Fund

None

ITEM 25. Indemnification

The Fund's Articles of Incorporation provides that officers and Directors shall be indemnified by the Fund against liabilities and expenses of defense in proceedings against them by reason of the fact that they serve as officers or Directors of the Fund or as an officer or director of another entity at the request of the entity. The indemnification is subject to the following conditions:

(a)   no Director or officer is indemnified against all liability to the Fund or its security holders which was the result of any willful misfeasance, bad faith, gross negligence or reckless disregard of his duties;

(b)   officers and Directors are only indemnified for actions taken in good faith which they believed were in or not opposed to the best interests of the Fund;

(c)   expenses of any suit or proceeding will be paid in advance only if the persons who will benefit by such advance undertake to repay the expenses unless it is subsequently determined that they are entitled to indemnification.

The Articles of Incorporation provide that if indemnification is not ordered by a court, it may be authorized upon determination by shareholders, by a majority vote of a quorum of the Directors who were not parties to the proceedings or if a quorum is not obtainable, or if directed by a quorum of disinterested Directors, by independent legal counsel in a written opinion that the persons to be indemnified have met the applicable standard.

In connection with the approval of indemnification to officers and Directors, the Fund hereby undertakes in all cases where indemnification is not ordered by a court not to submit any proposed indemnification to a vote of its shareholders or Directors unless it has obtained a legal opinion from independent counsel that the product of the persons seeking indemnification did not involve willful misfeasance, bad faith, gross negligence or reckless disregard of their duties.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "1933 Act"), may be permitted to Directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such Director, officer, or controlling person in connection with the securities being registered, the Registrant, unless in the opinion of the Registrant's counsel the matter has been settled by controlling precedent, will submit to a court of appropriate jurisdiction the question whether such indemnification by the Registrant is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue. The Fund and its Directors and officers are also insured for certain liabilities under a directors and officers errors and omission policy.

ITEM 26. Business and Other Connections of the Investment Adviser

FBR Fund Advisers, Inc. provides advisory services to the Registrant and also serves as the investment adviser to the FBR Family of Funds, a series of five regulated investment companies. The directors and officers of the Adviser have held the following positions of a substantial nature:

Name	Position with Adviser	Occupation
Eric Billings	Director	Vice Chairman/Co-CEO — Friedman, Billings, Ramsey Group, Inc. ("FBR Group")
Robert Smith	Director	Chief Operating Officer — FBR Group
Dave Ellison	President	Director and Portfolio Manager — FBR Fund Advisers, Inc.

ITEM 27. Principal Underwriters

Not applicable.

ITEM 28. Location of Accounts and Records

The physical location for all accounts, books, and records required to be maintained and preserved by Section 31(a) of the Investment Company Act of 1940, as amended, and Rules 31a-1 and 31a-2 thereunder, is 4922 Fairmont Avenue, Bethesda, Maryland 20814 and 1001 Nineteenth Street North, Arlington, Virginia 22209.

ITEM 29. Management Services

Not Applicable.

ITEM 30. Undertakings

None.

**SIGNATURES**

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in this City of Bethesda in the State of Maryland, on the 27th day of July, 2002.

American Gas Index Fund, Inc.

By:

/s/ David H. Ellison*
David H. Ellison, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/Winsor Aylesworth* Winsor Aylesworth	Vice President and Treasurer	July 27, 2002
/s/ Louis T. Donatelli * Louis T. Donatelli	Director	July 27, 2002
/s/ David H. Ellison* David H. Ellison	President	July 27, 2002
/s/ F. David Fowler* F. David Fowler	Director	July 27, 2002
/s/ Michael A. Willner* Michael A. Willner	Director	July 27, 2002

* Stephenie E. Adams, attorney-in-fact